GLOW HOLDINGS, INC.
732 S. 6th Street, Suite R
Las Vegas, Nevada 89101

September 22, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Glow Holdings, Inc.

Offering Statement on Form 1-A
Filed September 10, 2026
File No. 024-12814

Ladies and Gentlemen:

Glow Holdings, Inc., a Nevada corporation (the “Company”), hereby respectfully applies, pursuant to Rule 259 under the Securities Act of 1933, as amended, for the withdrawal of the Company’s Offering Statement on Form 1-A, together with all exhibits thereto, filed with the Securities and Exchange Commission on September 10, 2026 under File No. 024-12814 (the “Offering Statement”).

The Offering Statement has not been qualified by the Commission, none of the securities that are the subject of the Offering Statement have been sold, and the Offering Statement is not the subject of a proceeding under Rule 258.

The Company is requesting withdrawal following the Staff’s initial review of the Offering Statement and has determined not to proceed with the proposed offering under Regulation A. The Company respectfully requests that the Commission consent to the withdrawal of the Offering Statement effective as of the date hereof or as soon as practicable thereafter.

Please direct any questions regarding this request to:

Clifford J. Hunt, Esquire
Law Office of Clifford J. Hunt, P.A.
8200 Seminole Boulevard
Seminole, Florida 33772
Telephone: (727) 471-0444
Facsimile: (727) 471-0447
Email: cjh@huntlawgrp.com

Very truly yours,

GLOW HOLDINGS, INC.

By: /s/ Daniela Carolina Mujica Chacon
Daniela Carolina Mujica Chacon
Chief Executive Officer and Sole Director